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                            February 14, 2024

       Christopher Eperjesy
       Chief Financial Officer
       Custom Truck One Source, Inc.
       7701 Independence Ave
       Kansas City, MO 64125

                                                        Re: Custom Truck One
Source, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 15, 2023
                                                            File No. 1-38186

       Dear Christopher Eperjesy:

              We have reviewed your December 15, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted EBITDA, page 28

   1. We note your response to prior comment 2 regarding Adjusted EBITDA and we re-issue our previous comment.
Please revise your presentation in future filings to remove the purchase accounting and
sales-type lease adjustments as they change the recognition and measurement principles
required to be applied in accordance with GAAP. Refer to
                                                        Question 100.04 of the
Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations.
 Christopher Eperjesy
Custom Truck One Source, Inc.
February 14, 2024
Page 2

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Eperjesy                 Sincerely,
Comapany NameCustom Truck One Source, Inc.
                                                       Division of Corporation
Finance
February 14, 2024 Page 2                               Office of Trade &
Services
FirstName LastName